Act: 1934
Section: 15d
Rule:
Public Availability: 3/27/2006

March 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cygnus, Inc.
Incoming letter dated March 24, 2006

Based on the facts presented, the Division will not object if Cygnus does not file future periodic reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, beginning with its annual report on Form 10-K for the fiscal year ended December 31, 2005. In reaching this position, we particularly note the following:

- Cygnus's stockholders approved and adopted the Plan of Dissolution;
- Cygnus will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses;
- Cygnus will file a final report on Form 8-K at the time the dissolution is complete;
- Cygnus is current and timely in its reporting obligations under the Exchange Act;
- Cygnus filed its Certificate of Dissolution with the Delaware Secretary of State and the effective date of the dissolution was November 21, 2005;
- There is no trading in Cygnus's securities; and
- Cygnus's transfer agent has closed Cygnus's stock transfer books and discontinued recording transfers of Cygnus's stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Adélaja K. Heyliger
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2006

Mail Stop 3010

Ashok Mukhey
Irell & Manella LLP
1800 Avenue of the stars, Suite 900
Los Angeles, California 90067-4276

Re: Cygnus Inc.

Dear Mr. Mukhey:

In regard to your letter of March 24, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

IRELL & MANELLA LLP
A REGISTERED LIMITED LIABILITY LAW PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

840 NEWPORT CENTER DRIVE, SUITE 400
NEWPORT BEACH, CA 92660-6324
TELEPHONE (949) 760-0991
FACSIMILE (949) 760-5200

1800 AVENUE OF THE STARS, SUITE 900
LOS ANGELES, CALIFORNIA 90067-4276

TELEPHONE (310) 277-1010
FACSIMILE (310) 203-7199
WEBSITE: www.irell.com

WRITER'S DIRECT
TELEPHONE (310) 203-7139
amukhey@irell.com

March 24, 2006

VIA EMAIL

References:
Exchange Act Sections 12(g), 13(a) and 15(d)
Exchange Act Rule 12g-4/Exchange Act Form 8-K

Heather Maples, Esq.
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re: Cygnus, Inc.
File No. 0-18962; Request for Modified Exchange Act Reporting

Dear Ms. Maples:

On behalf of Cygnus, Inc., a Delaware corporation (the "Company"), we hereby submit a request for relief from various reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter replaces the Company's original request for such relief dated October 26, 2005 and reflects certain additional events with respect to the Company and its dissolution since the original request letter. The Company respectfully requests that the Staff (the "Staff") of the Securities and Exchange Commission grant it relief from any further reporting requirements under Section 13(a) and Section 15(d) of the Exchange Act, commencing with relief from having to file the Form 10-K for the year ended December 31, 2005, provided that the Company undertakes to disclose any material developments relating to the liquidation and dissolution of the Company on a Current Report on Form 8-K.

The Company has two classes of securities registered under Section 12(g) of the Exchange Act: its common stock, $0.001 par value, and associated Series A Junior Participating Preferred Stock purchase rights. References in this letter to the Company's common stock shall be deemed to include the associated Series A Junior Participating Preferred Stock purchase rights. The Company is not an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). The Company is current in its reporting obligations and has timely filed all of its required reports during at least the last three years, including its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, which was filed on November 4, 2005.

The Company filed its Certificate of Dissolution in Delaware on November 21, 2005 pursuant to Section 275 of the Delaware General Corporate Law (the "DGCL"). The date of such filing, which is the effective date of the Certificate of Dissolution, is referred to herein as the "Dissolution Date."

I. Background

The Company was founded and incorporated in California in 1985, and was reincorporated in Delaware in 1995. Initially, the Company was engaged in the development and manufacture of transdermal drug delivery systems, including products for contraception, hormone therapy and smoking cessation. The Company then also began developing non-invasive glucose monitoring devices for manufacture and commercialization. After the Company sold its drug delivery system business in 1999 to Ortho-McNeil Pharmaceutical, Inc., the Company focused on the non-invasive glucose monitoring device business. The Company's U.S. market launch of its first glucose monitoring product was in 2002.

During 2003, the Company faced a challenging and difficult business environment. Although the Company had signed an exclusive U.S. sales, marketing and distribution agreement with Sankyo Pharma Inc. in July 2002, product sales of the Company's glucose monitoring products continued to be lower than expected since the 2002 product launch. Additionally, in January 2003, the Company's stock was delisted from the Nasdaq National Market and transferred to the OTC Bulletin Board, as a result of a failure to meet the minimum price per share and minimum market capitalization listing requirements of the Nasdaq National Market and the Nasdaq Small Cap Market. Finally, in October 2003, Sankyo Pharma ceased performing under the U.S. sales, marketing and distribution agreement. As a result of the Company's loss of its distribution partner, the Company announced a reduction of approximately 60% of its work force and suspended its manufacturing activities and research and development efforts for future products. Notwithstanding the Company's recovery of a substantial sum of cash from Sankyo Pharma in settlement of litigation arising out of the Sankyo Pharma relationship, at end of 2003, the Company's cash on hand only slightly exceeded its liabilities.

The Company's glucose monitoring products were not widely accepted by the market due, the Company believes, to a combination of factors, including adoption barriers for new technology, the need for a paradigm shift in the management of diabetes, lack of widespread medical reimbursement and the performance characteristics of the device. The Company did not have the resources or infrastructure to perform the full range of functions necessary to successfully market and sell its products. The Company's glucose monitoring products required a sizeable sales force to create product awareness and provide education to health care professionals and end-user customers, a managed care sales force to work with national and regional health plans to secure medical reimbursement, significant advertising and promotional resources, a variety of customer support and education programs, a technical support group, logistics and distribution expertise and personnel, and marketing management resources and personnel. After the U.S. sales, marketing and distribution agreement with Sankyo Pharma was terminated, the Company sought a new comprehensive sales, marketing and distribution partner, but it was unsuccessful in that effort.

Due to the Company's weak financial condition, including its recurring operating losses, and uncertainty as to its ability to satisfy the Company's outstanding obligations while continuing as a going concern, the Company's Board of Directors concluded that it was in the best interests of the Company and its stockholders to sell substantially all of its operating assets, wind-up its operations and subsequently dissolve and liquidate. The effort to find a buyer commenced in early 2004. On December 16, 2004, the Company entered into an Asset Purchase Agreement with Animas Corporation and Animas Technologies LLC (collectively, "Animas") that provided for the sale of substantially all of the Company's assets (other than cash and equivalents, accounts receivable, and the Company's rights in an arbitration claim against Ortho-McNeil Pharmaceutical, Inc.) to Animas in exchange for $10 million in cash (the "Asset Sale"). Animas was not an affiliate of the Company at any point prior to, during the pendency of, or after, the Asset Sale. Also on December 16, 2004, the Company's Board of Directors approved a plan for the complete liquidation and dissolution of the Company (the "Plan of Dissolution").

In accordance with Regulation 14A promulgated under the Exchange Act, the Company filed a definitive proxy statement on February 9, 2005 relating to the Asset Sale and the Plan of Dissolution (the "Proxy Statement"), which materials described in detail the financial condition of the Company and the consequences of approval and adoption of the Asset Sale and the Plan of Dissolution. These materials were mailed to the Company's stockholders on or about February 14, 2005.

The Asset Sale and Plan of Dissolution were approved by the Company's stockholders at a March 23, 2005 special meeting, and the Asset Sale was completed on the same day. Following the closing of the Asset Sale, the Company retained some cash and equivalents, and accounts receivable, but no operating assets, and no means to generate revenue, other than a possible recovery under claims that were the subject of an arbitration between the Company and Ortho-McNeil Pharmaceutical, Inc. arising out of the 1999 sale of the drug delivery systems business (the "Arbitration Matter").

The Company's headquarters lease terminated on March 31, 2005 and, on April 1, 2005, the Company moved to a single office in San Francisco. Concurrently with the termination of its headquarters lease, the Company terminated the employment of all but two of its 20 remaining employees.

On September 30, 2005, the Arbitration Matter was resolved by way of a settlement between the parties that resulted in Ortho-McNeil Pharmaceutical paying the Company $4 million in cash. The settlement of the Arbitration Matter was reported in a Current Report on Form 8-K filed by the Company on September 30, 2005 and in a press release issued the same day.

At September 30, 2005, after giving effect to the receipt of the settlement payment, the Company had approximately $7.6 million in cash and accrued liabilities of approximately $500,000. Since the completion of the Asset Sale in March 2005, the Company has been winding down its affairs and has no assets to liquidate.

As fully disclosed in the Proxy Statement, the Company had planned to wait until the Arbitration Matter concluded before filing its Certificate of Dissolution. In the Proxy Statement, the Company had also committed to publicly announce its intention to file the Certificate of Dissolution at least ten business days in advance of such filing. Given that the Arbitration Matter settled on the last day of the Company's third quarter, the Company believed it was important to reflect the receipt of the settlement proceeds and the costs relating to the Arbitration Matter in the Quarterly Report on Form 10-Q for that quarter prior to filing the Certificate of Dissolution. On November 4, 2005, the Company filed its Quarterly Report on Form 10-Q containing financial statements that reflected the receipt of the Arbitration Matter settlement proceeds and concurrently also publicly announced its intention to file the Certificate of Dissolution on November 21, 2005, the tenth business day following such public announcement.

In the November 4, 2005 press release and Current Report on Form 8-K announcing its intention to file the Certificate of Dissolution on November 21, 2005, the Company also stated that it currently estimated that the aggregate amount to be distributed may be up to approximately $0.14 to $0.17 per share and that the first liquidating distribution was anticipated to be made prior to December 31, 2005, absent any unforeseen circumstances. The public announcements also stated that, assuming the filing of the Certificate of Incorporation as scheduled, the Company's stock transfer books would be closed, trading of the Company's common stock on the OTC Bulletin Board would cease and its transfer agent would stop processing any stock transfers, all as of the close of business on November 21, 2005.

On November 21, 2005, the Company filed its Certificate of Dissolution with the Secretary of State of the State of Delaware. On that day, the Company filed a Current Report on Form 8-K reporting this event, in which it also stated that (1) as of the close of business on November 21, 2005, the Company closed its stock transfer books and that no further stock transfers will be recognized, (2) as of such date and time, trading of the Company's common stock on the OTC Bulletin Board had also ceased, and (3) the Company anticipated making its first liquidating distribution on or about December 15, 2005 to stockholders of record as of November 21, 2005. In the Form 8-K, the Company reported that there were 41,759,251 shares of the Company's common stock outstanding as of the close of business on November 21, 2005.

On December 15, 2005, the Company made its first liquidating distribution to stockholders in the amount of $6.7 million in the aggregate, or $0.16 per share, to stockholders of record as of November 21, 2005. On that same day, the Company filed a Current Report on Form 8-K reporting the first liquidating distribution among other developments related to the dissolution. Immediately following the initial liquidating distribution and after taking into account the retention and director's fee payments to be made as described in the next paragraph, the Company had approximately $235,000 in remaining cash.

Other than payments reflected in or as reported in the Company's periodic reports and reports on Form 8-K, since the closing of the Asset Sale the Company has not made any payments out of its remaining assets except for ordinary course payments and payments which were not material when made. As reported in the Current Report on Form 8-K filed on December 15, 2005, the only new compensatory arrangements approved since the last Form 10-Q have been the following payments made on December 23, 2005. John C Hodgman, who is the sole remaining director of the Company and who was formerly the President and Chief Executive Officer of the Company, received a payment of $15,000, representing a director's fee of $5,000 per year for three years of continued service on the Company's board of directors (which is the wind-down period for a dissolved corporation under Delaware law), and a payment of $75,000 as a retainer for acting as an authorized person to assist with the continuing wind-down of the Company. Barbara G. McClung, who was formerly the Chief Legal Officer and Corporate Secretary of the Company, received $70,000 as a retainer for acting as an authorized person to assist with the continuing wind down of the Company. In the Proxy Statement, the Company had stated that it was considering setting aside a portion of any arbitration award in the Arbitration Matter as a reserve for discretionary bonuses that the Company's Board of Directors may decide to award to Mr. Hodgman and Ms. McClung. The Company's Board of Directors decided not to award any such discretionary bonuses.

At present, the Company's remaining assets consist of approximately $215,000 in cash. The remaining assets require no active management by the Company and the Company has held no investments since the Asset Sale closed. In the near future, the Company anticipates making a second and final liquidating distribution and will file a Current Report on Form 8-K to report that event.

At the time of the initial liquidating distribution, there were 41,759,251 shares of Company common stock outstanding held by 960 holders of record as of the close of business on the Dissolution Date. At present, after adjusting for shares that have been surrendered and cancelled in the liquidation, there are approximately 150,000 shares outstanding, held by approximately 650 holders of record. All stockholders, even those who have previously surrendered their certificates, will be entitled to receive the second liquidating distribution and any subsequent liquidating distributions.

All stock certificates held by Mr. Hodgman, Andre Marion and Ms. McClung, who were the directors and officers of the Company at the Dissolution Date, have been surrendered and cancelled and none of them remains as a holder of record of the Company's common stock. There are no agreements with respect to the Company's securities between any of these individuals and the Company. There are no outstanding options or warrants to acquire the Company's securities that may be exercised.

Effective December 31, 2005, the Company has no employees. Only Mr. Hodgman and Ms. McClung perform services for the Company on a limited basis in connection with the wind-down of the Company. Effective December 31, 2005, the Company's bylaws were amended to set the number of directors at one instead of two. The Company has already shut down its website and email server, and the Company has changed its mailing address to the following: Cygnus, Inc., P.O. Box 321195, Los Gatos, CA 95032. Effective February 28, 2006, the Company no longer maintains offices or fax service and in the near future will terminate its phone service.

Pursuant to the DGCL, the Company will continue to exist for three years after the Dissolution Date or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling the Company gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which the Company was organized.

On February 2, 2006, the Company filed post-effective amendments to deregister all unsold securities under five shelf registration statements on Form S-3 originally filed in the years 1997-2001 and five registration statements on Form S-8 originally filed in the years 1996-2002. No offerings under these Form S-3 shelf registration statements have been made since 2002. On February 7, 2006, the post-effective amendments to the Form S-3 shelf registration statements were declared effective. Technically, these registration statements were automatically updated by the filing of the Company's Annual Report on Form 10-K in March 2005 regardless of whether Section 10(a)(3) of the Securities Act of 1933 required such updating.

II. Discussion

The requirement that the Company maintain a quasi-corporate existence after dissolution for a period of three years or more creates difficulties in accomplishing the timely termination of the Company's reporting obligations under the Exchange Act. Pursuant to Rule 12g-4(a) promulgated under the Exchange Act, a reporting company may terminate its registration under Section 12(g) of the Exchange Act only if (1) it has less than 300 stockholders of record or (2) it has less than 500 stockholders of record and the value of its total assets has not exceeded $10 million at the end of each of its most recent three fiscal years. As explained above, the Company currently has approximately 650 stockholders of record. Because the Company currently has more than 300 stockholders of record and because the Company currently has more than 500 stockholders of record and had more than $10 million of assets at the end of each of 2004 and 2003, the Company is currently not eligible to file a Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act.

In SEC Release No. 34-9660 (June 30, 1972), the Commission cited Rule 12b-21 promulgated under the Exchange Act and the instructions to Forms 10-K, 10-Q and 8-K as authority for granting relief from the reporting provisions of the Exchange Act upon request by the issuer. Such relief may be granted where gathering the required information is "unreasonably expensive or would take an unreasonable effort to obtain...." SEC Release No. 34-9660. The Commission found that there may be unreasonable effort or expense if:

> benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information. For example, where a company has ceased, or severely curtailed its operations it might be unreasonable to require it to undergo the expense of obtaining the opinion of an independent auditor on its financial statements. *Id.*

As described above, the Company has dissolved and has no operations, minimal assets (consisting of approximately $215,000 in cash), no employees and is in the final stages of winding up. In accordance with Delaware law, the Company has not and will not engage in business operations. Because the Company expects to generate no more income and incur no more liabilities, there will be nothing of consequence to report to stockholders other than events relating to the dissolution.

In determining whether suspension of a particular issuer's reporting requirements is consistent with the protection of investors, the release notes that the Commission will consider the nature and extent of trading in the securities of the issuer. As mentioned above, in January 2003 the Company's common stock was delisted from trading on the Nasdaq National Market and moved to the OTC Bulletin Board. Quotation of the Company's common stock on the OTC Bulletin Board was terminated as of the Dissolution Date. The Company's stock transfer books were closed as of the Dissolution Date. The Company is not aware of any remaining market makers for the Company's common stock nor is it aware of any trading of the Company's common stock in the pink sheets or any private transfers of the Company's common stock after November 22, 2005.

The details of the trading activity in the Company's common stock during the period from September 1, 2005 to the present are attached hereto as Exhibit A. The relatively higher trading volume on October 3 and 4, 2005, which was two to three times the next highest volume in the September-November period, was undoubtedly the result of the announcement of the settlement of the Arbitration Matter after the market closed on September 30, 2005. In fact, those two trading days represent approximately one-half of the trading volume for the entire period shown.

Moreover, the Company has kept its stockholders and the market fully informed of the Company's business challenges and its evaluation of strategic alternatives, including the possible sale or liquidation of the Company. The Company included disclosures to this effect in its periodic reports as early as the Form 10-K for the Company's 2003 fiscal year filed in early 2004. From the time the definitive agreement for the Asset Sale was executed in December 2004, the Company disclosed the status of the Asset Sale and the dissolution of the Company and the likely timing of both events in its current reports, periodic reports and the Proxy Statement. In the Proxy Statement filed in February 2005, the Company clearly described the timing of the dissolution as it related to the completion of the Arbitration Matter and the consequences of the dissolution, including with respect to the trading market for the Company's common stock. In the Proxy Statement, the Company committed to make a public announcement at least ten business days prior to the filing of the Certificate of Dissolution. The Company gave such notice on November 4, 2005.

The Company falls squarely within the criteria set forth in Release No. 34-9660 for granting relief from the reporting requirements of the Exchange Act. Continued compliance with the reporting requirements of Section 13(a) and 15(d) of the Exchange Act would pose a substantial burden on the Company with no offsetting benefit to any existing shareholder or to any trading market.

Given that there is currently no public trading in the Company's common stock and that Company has no operations and minimal remaining assets, there would be no public interest served by requiring the Company to continue to file periodic reports under the Exchange Act. The Company proposes to file Current Reports on Form 8-K to disclose any material events relating to the Company's winding-up and dissolution, including any further liquidating distributions and other material payments and expenses of the winding up and dissolution, until such time as the winding-up and dissolution process is substantially complete. In addition, upon completion of the Company's dissolution, the Company will file a final report on Form 8-K. The Company respectfully submits that such reporting on Form 8-K is fully adequate to inform stockholders of developments regarding the dissolution and the Company. No meaningful purpose would be served in requiring the Company to continue to file periodic reports.

Continued compliance with quarterly and annual reporting requirements would also constitute an unreasonable burden on the Company because the Company has ceased all operations and is not generating any additional cash to pay for the expenses of an audit or preparing its annual and quarterly reports. The Company estimates that it would expect to expend an average of approximately $100,000 per year in preparing its annual and quarterly reports, including fees for hiring independent auditors. As mentioned above, the Company currently has no employees and has only two individuals performing limited service. If the Company is required to continue filing annual and quarterly reports, it will be required to hire additional personnel or consultants in addition to independent auditors, and there can be no assurances that the Company will be able to do so. The Company is trying to conserve its remaining cash, which will ultimately be distributed to its stockholders. Any expenses incurred in retaining personnel and preparing Exchange Act reports would reduce the amount that would otherwise be paid to the Company's stockholders.

III. Request for Relief

In several no-action letters issued in this area, the Commission staff has taken the position that it will not recommend enforcement action against an issuer which is otherwise current in its Exchange Act reporting obligations where, in lieu of filing certain periodic reports, the issuer undertakes to disclose to public investors any material developments relating to its winding up and liquidation on a Current Report on Form 8-K. *See, e.g., JG Industries, Inc.* (June 18, 2001), *Secom General Corp.* (Mar. 21, 2001), *Ross Technology, Inc.* (Mar. 30, 1999), *Luminall Paints, Inc.* (Apr. 12, 1996). Accordingly, the Company respectfully requests that the Commission grant it relief from any further reporting requirements under Section 13(a) and Section 15(d) of the Exchange Act, commencing with relief from having to file the Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K"), provided that it undertakes to disclose any material developments relating to the liquidation and dissolution of the Company on a Current Report on Form 8-K. The Company believes that filing the 2005 Form 10-K and all subsequent quarterly and annual reports would provide no meaningful information to stockholders at this point. In addition, upon completion of the Company's dissolution, the Company will file a final report on Form 8-K.

In view of the fact that the Company's 2005 Form 10-K would otherwise be due on March 31, 2006, the Company respectfully requests that the Staff review this request on an expedited basis so that, if the requested relief can be granted, it be granted before the Company would otherwise be forced to expend substantial funds to engage its independent auditors to commence an audit of the recently completed year and substantial time and effort to commence preparation of the 2005 Form 10-K.

In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter via email. If you have any further questions or require additional information, please call the undersigned or Barbara McClung of the Company at (415) 262-6223. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity to discuss with you, in advance of your formal written response, possible alternatives which would permit the Company to receive the requested relief.

Very truly yours,

Ashok Mukhey

AM:kbj

cc: Mr. John C Hodgman
Barbara G. McClung, Esq.

EXHIBIT A

Share Trading Volume for Cygnus, Inc.

From September 1, 2005 to Present

Date	Closing Price (1)	Volume (1)
9/1/2005	$0.124	30,900
9/2/2005	0.122	13,000
9/6/2005	0.125	305,800
9/7/2005	0.122	118,700
9/8/2005	0.122	11,200
9/9/2005	0.122	52,000
9/12/2005	0.122	75,300
9/13/2005	0.122	8,000
9/14/2005	0.130	1,741,000
9/15/2005	0.125	16,500
9/16/2005	0.125	18,900
9/19/2005	0.125	19,600
9/20/2005	0.125	1,400
9/21/2005	0.125	11,800
9/22/2005	0.125	50,500
9/23/2005	0.125	7,900
9/26/2005	0.125	78,700
9/27/2005	0.125	79,200
9/28/2005	0.125	12,300
9/29/2005	0.125	60,000
9/30/2005	0.125	3,500
10/3/2005	0.145	4,363,700
10/4/2005	0.150	2,548,600
10/5/2005	0.150	107,600
10/6/2005	0.150	1,398,600
10/7/2005	0.150	51,800
10/10/2005	0.147	199,500
10/11/2005	0.150	155,700
10/12/2005	0.148	34,400
10/13/2005	0.148	24,100
10/14/2005	0.150	62,900
10/17/2005	0.150	328,100
10/18/2005	0.150	108,500
10/19/2005	0.150	20,100
10/20/2005	0.150	18,400
10/21/2005	0.150	12,300
10/24/2005	0.150	175,500

Date	Closing Price (1)	Volume (1)
10/25/2005	0.150	8,800
10/26/2005	0.150	4,400
10/27/2005	0.155	23,900
10/28/2005	0.150	88,700
10/31/2005	0.150	89,800
11/1/2005	0.150	10,000
11/2/2005	0.150	44,200
11/3/2005	0.150	30,100
11/4/2005	0.150	841,800
11/7/2005	0.150	134,700
11/8/2005	0.150	112,200
11/9/2005	0.150	25,600
11/10/2005	0.150	83,200
11/11/2005	0.150	89,400
11/14/2005	0.150	43,000
11/15/2005	0.150	36,500
11/16/2005	0.152	112,400
11/17/2005	0.153	48,900
11/18/2005	0.153	133,400
11/21/2005	0.153	140,600
11/22/2005	0.153	500
11/23/05 - present	0	0

(1) As reported on http://www.quotemedia.com on March 23, 2006. Quotation of the Company's common stock on the OTC Bulletin Board was terminated, and the Company's stock transfer books were closed, as of November 21, 2005. The Company is not aware of any remaining market makers for the Company's common stock nor is it aware of any trading of the Company's common stock in the pink sheets or any private transfers of the Company's common stock after November 22, 2005.